PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-180289
Dated May 29, 2012



Optimization

HSBC USA Inc. Trigger Autocallable Optimization Securities

$4,122,410 Securities linked to the iShares® Russell 2000 Index Fund due May 31, 2017
$2,304,500 Securities linked to the SPDR S&P 500 ETF Trust due May 31, 2017
$570,500 Securities linked to the MidCap SPDR® Trust, Series 1 due May 31, 2017

Investment Description

These Trigger Autocallable Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. (''HSBC'') linked to the performance of a specific exchange traded index fund described herein (the ''Index Fund''). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. The Securities are designed for investors who believe that the Official Closing Price of the Index Fund will remain flat or increase during the term of the Securities. If the Index Fund closes at or above the Initial Price on any Observation Date (quarterly, after 1 year), HSBC will automatically call the Securities and pay you a Call Price equal to the Principal Amount per Security plus a Call Return. The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding. If by maturity the Securities have not been called, HSBC will either repay the full Principal Amount or, if the Index Fund closes below the Trigger Price on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Price of the Index Fund from the Trade Date to the Final Valuation Date. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- **Call Return:** HSBC will automatically call the Securities for a Call Price equal to the Principal Amount plus the applicable Call Return if the Official Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price. The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding. If the Securities are not called, investors will have the potential for a loss at maturity.

- **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Securities have not been called and the Index Fund does not close below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Security at maturity. If the Index Fund closes below the Trigger Price on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Price of the Index Fund from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	May 29, 2012
Settlement Date	May 31, 2012
Observation Dates[1]	Quarterly, beginning June 3, 2013
Final Valuation Date[1]	May 24, 2017
Maturity Date[1]	May 31, 2017

[1] See page 3 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE RELEVANT INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 9 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offerings

These terms relate to three separate Securities we are offering. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. Each of the three Securities has a different Call Return Rate, Initial Price and Trigger Price. **The Performance of a Security will not depend on the performance of any other Security.**

Index Fund	Call Return Rate	Initial Price	Trigger Price	CUSIP	ISIN
iShares® Russell 2000 Index Fund (''IWM'')	12.10% per annum.	$77.70	$50.51, which is 65.00% of the Initial Price	40433M716	US40433M7166
SPDR S&P 500 ETF Trust (''SPY'')	9.00% per annum.	$133.70	$93.59, which is 70.00% of the Initial Price	40433M690	US40433M6903
MidCap SPDR® Trust, Series 1 (''MDY'')	9.10% per annum.	$172.45	$120.72, which is 70.00% of the Initial Price	40433M682	US40433M6820

See ''Additional Information about HSBC USA Inc. and the Securities'' on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See ''Supplemental Plan of Distribution (Conflicts of Interest)'' on the last page of this pricing supplement for the distribution arrangement.

	Price to Public		Underwriting Discount		Proceeds to Us	
	Per Security	Total	Per Security	Total	Per Security	Total
iShares® Russell 2000 Index Fund	$10.00	$4,122,410	$0.25	$103,060.25	$9.75	$4,019,349.75
SPDR S&P 500 ETF Trust	$10.00	$2,304,500	$0.25	$57,612.50	$9.75	$2,246,887.50
MidCap SPDR® Trust, Series 1	$10.00	$570,500	$0.25	$14,262.50	$9.75	$556,237.50

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to three separate Security offerings, each linked to an Index Fund identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to an Index Fund. Although each offering of Securities relates to an Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of the Index Funds, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 9 of this pricing supplement and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and the ETF Underlying Supplement) with the SEC for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the ETF Underlying Supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012.

Final Terms

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	5 years, unless earlier called.
Trade Date	May 29, 2012
Settlement Date	May 31, 2012
Final Valuation Date	May 24, 2017, subject to adjustment in the event of a Market Disruption Event.
Maturity Date	May 31, 2017, subject to adjustment in the event of a Market Disruption Event.
Index Fund	iShares® Russell 2000 Index Fund (Ticker: IWM) SPDR S&P 500 ETF Trust (Ticker: SPY) MidCap SPDR® Trust, Series 1 (Ticker: MDY)
Call Feature	The Securities will be automatically called if the Official Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price. If the Securities are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Security equal to the Call Price for the applicable Observation Date.
Call Settlement Dates	With respect to the first sixteen Observation Dates, two business days following the applicable Observation Date. For the Final Valuation Date the Call Settlement Date will be the Maturity Date.
Call Price	The Call Price equals the Principal Amount per Security plus the applicable Call Return.
Call Return/Call Return Rate	The Call Return, and therefore the Call Price, increases the longer the Securities are outstanding and will be based on the Call Return Rate of 12.10% per annum with respect to the Securities linked to IWM, 9.00% per annum with respect to the Securities linked to SPY and 9.10% per annum with respect to the Securities linked to MDY.

Observation Date	Call Date	Call Return for IWM	Call Price (per $10.00 Security) for IWM
June 3, 2013	June 5, 2013	12.1000%	$11.2100
August 28, 2013	August 30, 2013	15.1250%	$11.5125
November 26, 2013	November 29, 2013	18.1500%	$11.8150
February 26, 2014	February 28, 2014	21.1750%	$12.1175
May 28, 2014	May 30, 2014	24.2000%	$12.4200
August 27, 2014	August 29, 2014	27.2250%	$12.7225
November 25, 2014	November 28, 2014	30.2500%	$13.0250
February 25, 2015	February 27, 2015	33.2750%	$13.3275
May 27, 2015	May 29, 2015	36.3000%	$13.6300
August 27, 2015	August 31, 2015	39.3250%	$13.9325
November 25, 2015	November 30, 2015	42.3500%	$14.2350
February 25, 2016	February 29, 2016	45.3750%	$14.5375
May 26, 2016	May 31, 2016	48.4000%	$14.8400
August 29, 2016	August 31, 2016	51.4250%	$15.1425
November 28, 2016	November 30, 2016	54.4500%	$15.4450
February 24, 2017	February 28, 2017	57.4750%	$15.7475
Final Valuation Date (May 24, 2017)	Maturity Date (May 31, 2017)	60.5000%	$16.0500

Investment Timeline



Trade Date

The Initial Price and the Trigger Price are determined and the Call Return Rate is set.



Quarterly, after 1 year

The Securities will automatically be called if the Official Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price.

If the Securities are called, HSBC will pay the Call Price for the applicable Observation Date: equal to the Principal Amount plus an amount based on the Call Return Rate.



Maturity Date

The Final Price and Index Fund Return are determined on the Final Valuation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price, HSBC will repay the Principal Amount: equal to $10.00 per Security.

If the Securities have not been called and the Final Price is below the Trigger Price, HSBC will repay less than the Principal Amount, if anything, resulting in a loss proportionate to the decline of the Index Fund; equal to a return of:

$10.00 × (1 + Index Fund Return) per Security

Observation Date	Call Date	Call Return for SPY	Call Price (per $10.00 Security) for SPY
June 3, 2013	June 5, 2013	9.0000%	$10.9000
August 28, 2013	August 30, 2013	11.2500%	$11.1250
November 26, 2013	November 29, 2013	13.5000%	$11.3500
February 26, 2014	February 28, 2014	15.7500%	$11.5750
May 28, 2014	May 30, 2014	18.0000%	$11.8000
August 27, 2014	August 29, 2014	20.2500%	$12.0250
November 25, 2014	November 28, 2014	22.5000%	$12.2500
February 25, 2015	February 27, 2015	24.7500%	$12.4750
May 27, 2015	May 29, 2015	27.0000%	$12.7000
August 27, 2015	August 31, 2015	29.2500%	$12.9250
November 25, 2015	November 30, 2015	31.5000%	$13.1500
February 25, 2016	February 29, 2016	33.7500%	$13.3750
May 26, 2016	May 31, 2016	36.0000%	$13.6000
August 29, 2016	August 31, 2016	38.2500%	$13.8250
November 28, 2016	November 30, 2016	40.5000%	$14.0500
February 24, 2017	February 28, 2017	42.7500%	$14.2750
Final Valuation Date (May 24, 2017)	Maturity Date (May 31, 2017)	45.0000%	$14.5000

Observation Date	Call Date	Call Return for MDY	Call Price (per $10.00 Security) for MDY
June 3, 2013	June 5, 2013	9.1000%	$10.9100
August 28, 2013	August 30, 2013	11.3750%	$11.1375
November 26, 2013	November 29, 2013	13.6500%	$11.3650
February 26, 2014	February 28, 2014	15.9250%	$11.5925
May 28, 2014	May 30, 2014	18.2000%	$11.8200
August 27, 2014	August 29, 2014	20.4750%	$12.0475
November 25, 2014	November 28, 2014	22.7500%	$12.2750
February 25, 2015	February 27, 2015	25.0250%	$12.5025
May 27, 2015	May 29, 2015	27.3000%	$12.7300
August 27, 2015	August 31, 2015	29.5750%	$12.9575
November 25, 2015	November 30, 2015	31.8500%	$13.1850
February 25, 2016	February 29, 2016	34.1250%	$13.4125
May 26, 2016	May 31, 2016	36.4000%	$13.6400
August 29, 2016	August 31, 2016	38.6750%	$13.8675
November 28, 2016	November 30, 2016	40.9500%	$14.0950
February 24, 2017	February 28, 2017	43.2250%	$14.3225
Final Valuation Date (May 24, 2017)	Maturity Date (May 31, 2017)	45.5000%	$14.5500

Payment at Maturity (per $10 Security)	**If the Securities are not called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Price of the Index Fund is equal to or greater than the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities.[1] **If the Final Price of the Index Fund is below the Trigger Price on the Final Valuation Date**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Index Fund Return). **In this case, you will have a loss that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your Principal Amount.**
Index Fund Return	$$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$

---

[1] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Trigger Price	For the Securities linked to the IWM, $50.51 which is 65.00% of the Initial Price.
	For the Securities linked to the SPY, $93.59 which is 70.00% of the Initial Price.
	For the Securities linked to the MDY, $120.72 which is 70.00% of the Initial Price.
Initial Price	$77.70 with respect to the IWM, $133.70 with respect to the SPY and $172.45 with respect to the MDY, in each case the Official Closing Price of the relevant Index Fund on the Trade Date.
Final Price	The Official Closing Price of the relevant Index Fund on the Final Valuation Date.
Official Closing Price	The Closing Price on any scheduled trading day will be the Closing Price of the relevant Index Fund on such scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "IWM UP <EQUITY>"with respect to the IWM, "SPY UP <EQUITY>" with respect to the SPY and "MDY UP <EQUITY>" with respect to the MDY, or any successor page on Bloomberg Professional® service or any successor service as applicable, adjusted by the Calculation Agent as described under "Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as the Index Fund.
- You believe the Final Price will not be below the Trigger Price on the Final Valuation Date, but you are willing to lose up to 100% of your principal if the Securities are not called and the Final Price is below the Trigger Price on the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the price of the Index Fund and your potential return is limited to the applicable Call Return.
- You are willing to invest in the Securities based on the Call Return Rate indicated on the cover hereof.
- You believe the Index Fund will remain flat or appreciate during the term of the Securities and the Official Closing Price of the Index Fund will be equal to or greater than the Initial Price on at least one Observation Date, including the Final Valuation Date.
- You are willing to hold Securities that will be automatically called on the earliest Observation Date on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise willing to hold the Securities to maturity, a term of 5 years, and do not seek an investment for which there is an active secondary market.
- You do not seek current income from your investment and are willing to forego dividends paid on the stocks included in the Index Fund.
- You are willing to assume the credit risk associated with HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligation you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You believe the Securities will not be called and the Final Price will be below the Trigger Price on the Final Valuation Date.
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You are not willing to make an investment in which you could lose some or all of your Principal Amount and you are not willing to make an investment that may have the same downside market risk as the Index Fund.
- You seek an investment that participates in the full appreciation in the price of the Index Fund or that has unlimited return potential.
- You are not willing to invest in the Securities based on the Call Return Rate indicated on the cover hereof.
- You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date on which the Official Closing Price is equal to or greater than the Initial Price, or you are otherwise unable or unwilling to hold the Securities to maturity, a term of 5 years, and seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment or prefer to receive the dividends paid on the Index Fund.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 9 of this pricing supplement and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity owned by the relevant Index Fund.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the relevant Index Fund. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as either short-term or long-term capital gain or loss, depending on your holding period in the Security at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the relevant Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale, exchange or call of the Security (if the Security was sold, exchanged or called prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, call or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, call or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange, call or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

HSBC will not attempt to ascertain whether any of the entities whose stock is owned by the relevant Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the relevant Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the relevant Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the relevant Index Fund is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the

possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity –** The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities. If the Securities are not called, HSBC will only pay you the Principal Amount of your Securities in cash if the Final Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Securities are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the price of the Index Fund is above the Trigger Price.

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity –** You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Index Fund has appreciated since the Trade Date.

♦ **Reinvestment Risk –** If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. Because the Securities may be called as early as one year after issuance, you should be prepared in the event the Securities are called early.

♦ **Credit of Issuer –** The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **Higher Call Return Rates are Generally Associated With a Greater Risk of Loss** — Greater expected volatility with respect to the Index Fund reflects a higher expectation as of the Trade Date that the Official Closing Price of the Index Fund could be below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Call Return Rate for that Security. However, while the Call Return Rate was set on the Trade Date, the Index Fund's volatility can change significantly over the term of the Securities. The price of the Index Fund could fall sharply, which could result in a significant loss of principal.

♦ **Limited Return on the Securities –** The return potential of the Securities is limited to the applicable Call Return regardless of the appreciation of the Index Fund. In addition, because the Call Return, and therefore the Call Price, increases the longer the Securities have been outstanding, the Call Price payable on earlier Call Settlement Dates is less than the Call Price payable on later Call Settlement Dates. Your Securities could be called as early as the first quarterly Observation Date (June 3, 2013) and your return would therefore be less than if the Securities were called on a later date. If the Securities are not called, you may be subject to the risk of a decline in the Official Closing Price of the Index Fund even though you cannot participate in any potential appreciation in the Official Closing Price of the Index Fund. As a result, the return on an investment in the Securities could be less than the return on a hypothetical direct investment in the Index Fund.

♦ **No Assurances of a Flat or Bullish Environment** - While the Securities are structured to provide positive returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Securities and you may lose some or all of your investment if the Securities are not called.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **No Interest** – As a holder of the Securities, you will not receive interest payments.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices** – Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, hedging costs or commissions and other compensation paid with respect to the Securities.

♦ **No Dividend Payments or Voting Rights** – Owning the Securities is not the same as owning the Index Fund or the stocks comprising the Index Fund's underlying index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the index funds or stocks held by the index funds would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks held by the Index Fund or the price of the Index Fund, and therefore, the market value of the Securities.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks held by the Index Fund or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the stocks held by the Index Fund or shares of the Index Fund, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of the Securities.

♦ **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuers of the stocks held by the Index Fund, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity or the payment on a Call Settlement Date based on observed prices of the Index Fund in the market. The Calculation Agent can postpone the determination of the Official Closing Price on an Observation Date and the corresponding Call Settlement Date if a Market Disruption Event exists on such Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; the dividend rate paid on the Index Fund; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

- **There is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price, which will affect the Index Fund Return and, consequently, the Payment at Maturity or upon an automatic call, for certain events affecting the Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Index Fund, the market price of the Securities may be materially and adversely affected. See "Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement

- **An Index Fund and its Underlying Index are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Index Fund is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

- **There are Risks Associated With Small Capitalization or Mid Capitalization Stocks** — The stocks that constitute the IWM and MDY's underlying indices are issued by companies with relatively small market or mid market capitalization, respectively. The stock prices of small capitalization or mid capitalization companies may be more volatile than stock prices of large capitalization companies. Small capitalization or mid capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization or mid capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

- **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the relevant Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

  For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Index Fund relative to the Initial Price. We cannot predict the Final Price or the Official Closing Price on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the relevant Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity or upon an automatic call per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions (the actual Initial Price, , Call Returns and Trigger Price were determined on the Trade Date, as described on the first page of this pricing supplement):

Investment term: 5 years (unless earlier called)
Hypothetical Initial Price: $100
Hypothetical Trigger Price: $75.00 (75% of the Initial Price)
Hypothetical Call Returns and Call Prices on Observation Dates*:

Observation Dates	Call Return*	Call Price*
June 3, 2013	10.0000%	$11.0000
August 28, 2013	12.5000%	$11.2500
November 26, 2013	15.0000%	$11.5000
February 26, 2014	17.5000%	$11.7500
May 28, 2014	20.0000%	$12.0000
August 27, 2014	22.5000%	$12.2500
November 25, 2014	25.0000%	$12.5000
February 25, 2015	27.5000%	$12.7500
May 27, 2015	30.0000%	$13.0000
August 27, 2015	32.5000%	$13.2500
November 25, 2015	35.0000%	$13.5000
February 25, 2016	37.5000%	$13.7500
May 26, 2016	40.0000%	$14.0000
August 29, 2016	42.5000%	$14.2500
November 28, 2016	45.0000%	$14.5000
February 24, 2017	47.5000%	$14.7500
Final Valuation Date (May 24, 2017)	50.0000%	$15.0000

* Based on a hypothetical Call Return Rate of 10.00% per annum. The actual Call Return Rate for each Security is indicated on the cover hereof. If the actual Call Return Rate as determined on the Trade Date is less than the hypothetical call return rate above, your potential return upon an automatic call, if any, will be less than the hypothetical call returns listed above.

Example 1—**The Index Fund closes at $110.00 on the first Observation Date – the Securities are called.**
Because the Official Closing Price of the Index Fund on the first Observation Date (June 3, 2013) is at or above the Initial Price, the Securities are automatically called at the applicable Call Price of $11.00 per Security, representing a 10.00% return on the Securities. As long as the Index Fund closes at or above the Initial Price on any of the seventeen Observation Dates, HSBC will pay you the applicable Call Price.

Example 2— **The Index Fund closes below the Initial Price on each of the first sixteen Observation Dates and closes at $120.00 on the Final Valuation Date – the Securities are called.**
Because (i) the Official Closing Price of the Index Fund on the first sixteen Observation Dates is below the Initial Price and (ii) the Official Closing Price of the Index Fund on the final Observation Date, (which is also the Final Valuation Date) is at or above the Initial Price, the Securities are automatically called at the applicable Call Price of $15.00 per Security, representing a 50.00% return on the Securities.

Example 3— **The Index Fund closes below the Initial Price on all seventeen Observation Dates and on the Final Valuation Date it closes at $90.00 – the Securities are NOT called.**
Because the Official Closing Price of the Index Fund on all seventeen Observation Dates is below the Initial Price, the Securities are not automatically called. Furthermore, because the Final Price is not below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount at maturity of $10.00 per Security (a return of zero percent).

Example 4— **The Index Fund closes below the Initial Price on all seventeen Observation Dates. In addition, the Index Fund closes at $40.00 on the Final Valuation Date – the Securities are NOT called.**

Because the Official Closing Price of the Index Fund on all seventeen Observation Dates is below the Initial Price, the Securities are not automatically called. Furthermore, because the Final Price is below the Trigger Price on the Final Valuation Date, your principal is fully exposed to any decrease in the Final Price relative to the Initial Price on the Final Valuation Date. Therefore you will suffer a loss on the Securities of 60.00%. Expressed as a formula:

$$\text{Index Fund Return} = (40.00 - 100.00) / 100.00 = -60.00\%$$

$$\text{Payment at Maturity} = \$10 \times (1 + -60\%) = \$4.00$$

In this example, you would lose some of your Principal Amount at maturity.

If the Final Price is below the Trigger Price on the Final Valuation Date, you are fully exposed to the negative Index Fund Return resulting in a loss of some or all of your principal that is proportionate to the decrease in the Official Closing Price from the Trade Date to the Final Valuation Date.

iShares® Russell 2000 Index Fund ("IWM")

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Russell 2000 Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® Russell 2000 Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund is an exchange traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "IWM". We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information derived from these public sources. iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Russell 2000 Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BFA, the iShares® Russell 2000 Index Fund, please see the Prospectus, dated August 1, 2011. You can obtain the level of the iShares® Russell 2000 Index Fund at any time from the Bloomberg Financial Markets page "IWM UP <Equity> <GO>" or from the iShares website. Such publicly available information is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® Russell 2000 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the "Underlying Index"). The Underlying Index was developed by Russell as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

The iShares® Russell 2000 Index Fund uses a representative sampling strategy (as described below under "Representative Sampling") to attempt to track the Underlying Index. The iShares® Russell 2000 Index Fund will generally invest at least 90% of its assets in the securities of the Underlying Index and ADRs or other depositary receipts based on securities of the Underlying Index. The iShares® Russell 2000 Index Fund may invest its other assets in futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA.

Representative Sampling

The iShares® Russell 2000 Index Fund pursues a "representative sampling" strategy in attempting to track the performance of its Underlying Index, and generally does not hold all of the equity securities included in its Underlying Index. The iShares® Russell 2000 Index Fund invests in a representative sample of securities in the Underlying Index, which BFA believes to have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of its Underlying Index.

Correlation

The Russell 2000® Index is a theoretical financial calculation, while the iShares® Russell 2000 Index Fund is an actual investment portfolio. The performance of the iShares® Russell 2000 Index Fund and its Underlying Index will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between a Fund's portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the Underlying Index) or representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its Underlying Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® Russell 2000 Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The iShares® Russell 2000 Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that its Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Holdings Information

The following tables summarize the iShares® Russell 2000 Index Fund's top holdings in individual companies and by sector as of such date.

Top ten holdings in individual securities as of May 29, 2012

Company	Percentage of Total Holdings
AMERICAN CAMPUS COMMUNITIES	0.29%
KILROY REALTY CORP	0.28%
UNITED RENTALS INC	0.27%

Company	Percentage of Total Holdings
SALIX PHARMACEUTICALS LTD	0.27%
CLEAN HARBORS INC	0.26%
EXTRA SPACE STORAGE INC	0.26%
ONYX PHARMACEUTICALS INC	0.26%
HOME PROPERTIES INC	0.26%
SIGNATURE BANK	0.25%
JACK HENRY & ASSOCIATES INC	0.25%

Holdings by sector as of May 29, 2012

Sector	Percentage of Total Holdings
Financial Services	24.29%
Consumer Discretionary	15.26%
Producer Durables	14.19%
Technology	13.52%
Health Care	12.94%
Materials & Processing	6.79%
Energy	5.60%
Utilities	4.13%
Consumer Staples	3.21%
S-T Securities	0.08%
Other / Undefined	0.12%

The Russell 2000® Index

We have derived all information relating to the Russell 2000® Index (the "RTY"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Russell Investment Group. Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of the RTY at any time.

Russell Investment Group publishes the RTY

RTY is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY. Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. Real-time dissemination of RTY began on January 1, 1987.

Computation of RTY

RTY is a capitalization-weighted index. RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986. The most recently traded price for a security will be used in determining RTY. If a component security is not open for trading, the most recently traded price for that stock will be used. The divisor is adjusted to reflect certain events in order to provide consistency for RTY. The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes. Available shares are considered to be available for trading. Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or change in style characteristics. Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings. Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

♦ ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10.00% or more of the shares outstanding are adjusted;

♦ Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

♦ Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

♦ Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

♦ "No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in RTY will fluctuate according to corporate activity.

♦ Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.

♦ When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.

♦ Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the over-the-counter ("OTC") Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.

♦ Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.

♦ Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering ("IPO") are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end : (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY. This does not affect treatment of major corporate events, which are effective on the ex-date.

Historical Information

The following graph sets forth the historical performance of the IWM based on the daily historical closing prices from May 29, 2007 through May 29, 2012. The dotted line represents the Trigger Price of $50.51, which equals 65% of the Initial Price. The closing price for the IWM on May 29, 2012 was $77.70. We obtained the closing prices below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. ***PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.***



Source: Bloomberg

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$82.44	$75.15	$79.51
4/2/2007	6/29/2007	$85.17	$79.15	$82.96
7/2/2007	9/28/2007	$85.74	$73.24	$80.04
10/1/2007	12/31/2007	$84.89	$72.99	$75.92
1/2/2008	3/31/2008	$76.50	$64.10	$68.51
4/1/2008	6/30/2008	$76.18	$68.24	$69.03
7/1/2008	9/30/2008	$84.99	$64.52	$68.39
10/1/2008	12/31/2008	$67.35	$37.13	$49.27
1/2/2009	3/31/2009	$51.91	$34.27	$41.94
4/1/2009	6/30/2009	$53.79	$41.12	$50.96
7/1/2009	9/30/2009	$62.61	$47.27	$60.23
10/1/2009	12/31/2009	$63.61	$55.34	$62.26
1/3/2010	3/31/2010	$69.36	$58.01	$67.81
4/1/2010	6/30/2010	$74.65	$60.71	$61.08
7/1/2010	9/30/2010	$68.55	$58.66	$67.47
10/1/2010	12/31/2010	$79.27	$66.49	$78.23
1/3/2011	3/31/2011	$84.29	$76.95	$84.17
4/1/2011	6/30/2011	$86.81	$77.23	$82.80
7/1/2011	9/30/2011	$85.97	$63.49	$64.25
10/3/2011	12/30/2011	$76.97	$60.09	$73.69
1/3/2012	3/30/2012	$84.66	$73.38	$82.85
4/2/2012*	5/29/2012*	$83.99	$74.42	$77.70

* As of the date of this pricing supplement available information for the second calendar quarter of 2012 includes data for the period from April 2, 2012 through May 29, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

SPDR S&P 500 ETF Trust ("SPY")

Description of the SPY

The SPDR S&P 500 ETF Trust (formerly the "SPDR Trust Series 1") objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations.

For more information about the SPY, see "SPDR S&P 500 ETF Trust" on page S-26 of the accompanying ETF Underlying Supplement.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical closing prices from May 29, 2007 to May 29, 2012 as reported on Bloomberg Professional® service. The dotted line represents the Trigger Price of $93.59, which equals 70% of the Initial Price. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical prices of the SPY should not be taken as an indication of future performance.



Source: Bloomberg Professional® service
The closing price of the SPY on May 29, 2012 was $133.70.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$146.39	$136.75	$142.07
4/2/2007	6/29/2007	$154.40	$140.89	$150.38
7/2/2007	9/28/2007	$156.00	$137.00	$152.67
10/1/2007	12/31/2007	$157.52	$140.66	$146.39
1/2/2008	3/31/2008	$146.99	$126.00	$131.89
4/1/2008	6/30/2008	$144.30	$127.04	$128.04
7/1/2008	9/30/2008	$131.50	$110.97	$116.54
10/1/2008	12/31/2008	$116.69	$74.35	$90.33
1/2/2009	3/31/2009	$94.45	$67.10	$79.44
4/1/2009	6/30/2009	$96.11	$78.33	$91.92
7/1/2009	9/30/2009	$108.06	$87.01	$105.56
10/1/2009	12/31/2009	$113.03	$101.99	$111.44
1/4/2010	3/31/2010	$118.10	$104.58	$116.99
4/1/2010	6/30/2010	$122.12	$102.88	$103.22
7/1/2010	9/30/2010	$115.79	$101.13	$114.12
10/1/2010	12/31/2010	$126.20	$106.46	$125.78
1/3/2011	3/31/2011	$134.69	$125.28	$132.51
4/1/2011	6/30/2011	$137.17	$126.19	$131.97
7/1/2011	9/30/2011	$135.70	$110.27	$113.17
10/3/2011	12/30/2011	$129.41	$107.43	$125.50
1/3/2012	3/30/2012	$141.83	$126.43	$140.72
4/2/2012*	5/29/2012*	$142.21	$129.56	$133.70

* As of the date of this pricing supplement available information for the second calendar quarter of 2012 includes data for the period from April 2, 2012 through May 29, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

The MidCap SPDR® Trust, Series 1 (“MDY”)

General

We have derived all information contained in this pricing supplement regarding the MidCap SPDR® Trust, Series 1, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available information. The MidCap SPDR® Trust, Series 1 is a unit investment trust registered under the Investment Company Act of 1940 that is designed to generally correspond, before expenses, to the price and yield performance of the underlying index. The MidCap SPDR® Trust, Series 1 is organized under New York law and is governed by a trust agreement between The Bank of New York Mellon, formerly The Bank of New York, as trustee (the “Trustee”), and PDR Services LLC, as sponsor. The MidCap SPDR® Trust, Series 1 was created to provide investors with the opportunity to purchase a Unit representing a proportionate undivided ownership interest in a portfolio of securities consisting of substantially all of the common stocks, in substantially the same weighting, which comprise the S&P MidCap® 400 Index (“Underlying Index”). The MidCap SPDR® Trust, Series 1 is listed on the NYSE Arca under the ticker symbol “MDY.” Information regarding the MidCap SPDR® Trust, Series 1 can be inspected and copied at the public reference facilities maintained by the SEC (SEC File No. 033-89088) or through the SEC’s website at www.sec.gov. Such publicly available information is not incorporated by reference in, and should be considered a part of, this pricing supplement.

Investments of the MidCap SPDR® Trust, Series 1

The MidCap SPDR® Trust, Series 1 holds common stocks (the “Portfolio”) and cash and is not actively “managed” by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. The MidCap SPDR® Trust, Series 1 pursues an indexing strategy of “replication” in attempting to approximate the performance of the Underlying Index. At any time, the MidCap SPDR® Trust, Series 1 will consist of as many Underlying Index component stocks as practicable. It is anticipated that cash will not constitute a substantial portion of the net assets of the MidCap SPDR® Trust, Series 1. To maintain the correspondence between the composition and weightings of the Portfolio and component stocks of the Underlying Index, the Trustee adjusts the Portfolio from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the Underlying Index. The Trustee aggregates certain of these adjustments and makes changes to the Portfolio at least monthly or more frequently in the case of significant changes to the Underlying Index.

The value of Units fluctuates in relation to changes in the value of the Portfolio. The market price of each individual Unit may not be identical to the net asset value of such Unit but, historically, these two valuations have been very close. It is possible that, for a short period, the MidCap SPDR® Trust, Series 1 may not fully replicate the performance of the Underlying Index due to the unavailability of certain stocks comprising the Underlying Index in the secondary market or due to other extraordinary circumstances. Additionally, although the market price of the MidCap SPDR® Trust, Series 1 is generally expected to mirror the characteristics and valuations of the Underlying Index, the Underlying Index is a theoretical financial calculation, while the MidCap SPDR® Trust, Series 1 is an actual investment portfolio. The price per Unit may not completely track the value of the Underlying Index because the MidCap SPDR® Trust, Series 1 will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, corporate actions and timing variances.

The S&P MidCap® 400 Index

The S&P MidCap® 400 Index (the “MID”) is published by S&P, is comprised of the shares of common stock of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers approximately 7% of the market value of the United States equities market. The calculation of the value of MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of such 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies on the base date of June 28, 1991. Historically, the “Market Value” of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

The four hundred selected common stocks, all of which are listed on national stock exchanges, span a broad range of major industry groups. MID is maintained by the S&P Index Committee, a team of S&P economists and industry analysts that meet on a regular basis. The goal of the Index Committee is to ensure that the index remains an accurate measure of midsized companies, reflecting the risk and return characteristics of the broader mid cap universe on an on-going basis. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, MID to achieve the objectives stated above.

Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P’s criteria for selecting stock for MID was not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in MID (i.e., its Market Value). Currently, S&P calculates the underlying index based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in MID is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating MID reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an Index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this document, MID is also calculated using a base-weighted aggregate methodology: the level of MID reflects the total Market Value of all the component stocks relative to the MID base period of 1941-43. The daily calculation of MID is computed by dividing the Market Value of MID component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in MID is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of MID includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of MID is maintained by adjusting the Divisor for all changes in MID constituents' share capital after the base period of 1941-43 with the level of MID as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of MID from changing due to corporate actions, all corporate actions which affect the total Market Value of MID also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of MID remains constant. This helps maintain the level of MID as an accurate barometer of stock market performance and ensures that the movement of MID does not reflect the corporate actions of individual companies in MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of MID. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in MID and do not require Divisor adjustments.

The table below summarizes the types of MID maintenance adjustments and indicates whether or not an Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to MID, no company removed from MID.	No
Spin-off	Spun-off company added to MID, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of MID. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of	Yes

Type of Corporate Action	Comments	Divisor Adjustment
	additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

- $$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

- $$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in MID are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Information

The following graph sets forth the historical performance of the MDY based on the daily historical closing prices from May 29, 2007 through May 29, 2012. The dotted line represents the Trigger Price of $120.72, which equals 70% of the Initial Price. The closing price for the MDY on May 29, 2012 was $172.45. We obtained the closing prices below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. ***PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.***



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$158.81	$145.07	$154.51
4/2/2007	6/29/2007	$168.55	$153.96	$162.98
7/2/2007	9/28/2007	$168.45	$144.95	$161.00
10/1/2007	12/31/2007	$167.95	$148.94	$155.01
1/2/2008	3/31/2008	$156.07	$131.35	$141.27
4/1/2008	6/30/2008	$163.31	$142.73	$148.76
7/1/2008	9/30/2008	$151.09	$125.79	$131.83
10/1/2008	12/31/2008	$131.22	$74.07	$97.18
1/2/2009	3/31/2009	$102.46	$72.55	$88.65
4/1/2009	6/30/2009	$110.17	$86.52	$105.31
7/1/2009	9/30/2009	$130.73	$97.92	$125.28
10/1/2009	12/31/2009	$134.83	$118.38	$131.76
1/4/2010	3/31/2010	$145.35	$123.76	$143.16
4/1/2010	6/30/2010	$154.78	$125.00	$129.16
7/1/2010	9/30/2010	$147.49	$125.60	$145.59
10/1/2010	12/31/2010	$166.35	$143.58	$164.68
1/3/2011	3/31/2011	$179.66	$163.43	$179.55
4/1/2011	6/30/2011	$184.97	$167.77	$177.40
7/1/2011	9/30/2011	$183.97	$139.82	$142.13
10/3/2011	12/30/2011	$167.38	$133.00	$159.54
1/30/2012	3/30/2012	$183.33	$158.46	$180.67
4/2/2012*	5/29/2012*	$183.16	$164.43	$172.45

* As of the date of this pricing supplement available information for the second calendar quarter of 2012 includes data for the period from April 2, 2012 through May 29, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Index Fund Return. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.